Exhibit 99.2

SodaStream International Ltd.

Chief Financial Officer’s Commentary

Fourth Quarter 2016

Non-IFRS to IFRS Bridge

During the fourth quarter of 2015 the Company recorded exceptional charges of $2.2 million as part of its restructuring and growth plan and presented the quarterly results excluding these charges on a Non-IFRS basis in addition to IFRS. The results of the fourth quarter 2016 do not include such exceptional items and they are compared in this document to the Non-IFRS results of the fourth quarter of 2015. The following table provides the reconciliation of the IFRS to Non-IFRS financial data for the fourth quarter of 2015 and its comparison summary with the IFRS results of the fourth quarter of 2016:

	2015				2016
	IFRS	Restructuring		Non-IFRS	IFRS	Increase	Increase
	In Thousands USD						%
Revenue	$112,942	$		$112,942	$131,800	$18,858	17%
Cost of revenue	60,909		(2,171)	58,738	62,802	4,064	7%
Gross profit	52,033		2,171	54,204	68,998	14,794	27%
Operating income	3,982		2,171	6,153	18,838	12,685	206%
Net income for the period	$2,828		$2,171	$4,999	$15,648	$10,649	213%
Basic net income per share	$0.13		$0.11	$0.24	$0.73	$0.49	210%
Diluted net income per share	$0.13		$0.11	$0.24	$0.71	$0.47	201%

Revenue

Fourth quarter revenue increased 16.7% to $131.8 million from $112.9 million in the same quarter 2015. The increase was driven primarily by growing consumer demand for sparkling water makers and consumables in Germany, Canada, the U.S., the Nordics, Switzerland and Japan.

Geographical Revenue Breakdown
Revenue	Three Months Ended
	December 31, 2015	December 31, 2016	Increase	Increase
	In Millions USD			%
Western Europe	$63.2	$74.8	$11.6	18%
The Americas	30.0	36.1	6.1	20%
Asia-Pacific	13.7	14.9	1.2	9%
Central & Eastern Europe, Middle East, Africa	6.0	6.0	-	0%
Total	$112.9	$131.8	$18.9	17%

The following table sets forth each region’s contribution to total revenue and a comparison with the fourth quarter 2015 (by percentage):

Region	Portion of the revenue in three months ended
	December 31, 2015	December 31, 2016
Western Europe	56.0%	56.8%
The Americas	26.6%	27.4%
Asia-Pacific	12.1%	11.3%
Central & Eastern Europe, Middle East & Africa	5.3%	4.5%
Total	100.0%	100.0%

Revenue increased in Western Europe, the Americas and Asia-Pacific and was flat in CEMEA compared to the fourth quarter of the prior year. The increase in Western Europe was primarily driven by Germany, Switzerland and the Nordics, the increase in the Americas came primarily from Canada and the U.S., and the increase in the Asia-Pacific region was primarily from Japan. The contribution to total revenue (by percentage) increased in Western Europe and the Americas and decreased in Asia-Pacific and CEMEA compared to the fourth quarter of the prior year. Changes in currency exchange rates had no material impact on quarterly revenue in comparison with the same quarter in 2015.

Sparkling water maker unit sales increased 22% to 941,000 compared to 769,000, CO2 refill unit sales increased 10% to 7.4 million compared to 6.7 million, and flavor unit sales decreased 6% to 5.2 million compared to 5.6 million in the same period in 2015.

Gross Margin*

Gross margin for the fourth quarter 2016 was 52.4% compared to 48.0% for the same period in 2015, a 440 basis point increase mainly due to production optimization in the Lehavim plant and price increases partially offset by the higher portion of sparkling water makers in the product mix.

Sales and Marketing

Sales and marketing expenses were $39.0 million, or 29.6% of revenue, compared to $35.0 million, or 31.0% of revenues, in the same period in 2015.

Advertising and promotion expenses increased $4.7 million to $18.0 million, or 13.7% of revenue, compared to $13.3 million, or 11.7% of revenue, in the same period in 2015.

Other selling expenses decreased $0.8 million to $21.0 million, or 15.9% of revenue, compared to $21.8 million, or 19.3% of revenue, in the same period in 2015.

General and Administrative

General and administrative expenses decreased $1.3 million to $11.1 million, or 8.5% of revenue, compared to $12.4 million, or 11.0% of revenue in the same period in 2015. The decrease is mainly due to higher share-based payment expenses in the same period in 2015 due to stock options granted to our Chief Executive Officer in December 2015.

Operating Income*

Operating income increased 206.2% to a record $18.8 million, or 14.3% of revenue, compared to $6.2 million, or 5.4% of revenue, in the fourth quarter 2015.

Tax Expense

Tax expense was $2.4 million with an effective tax rate of 13.2%, compared to $0.8 million with an effective tax rate of 14.5% in the fourth quarter 2015. The effective tax rate results from the earnings distribution between the taxable entities of the group.

Net Income*

Fourth quarter 2016 net income on an IFRS basis was $15.6 million, or $0.71 per diluted share, based on 22.0 million weighted shares outstanding, compared to net income on IFRS basis of $2.8 million, or $0.13 per diluted share, based on 21.2 million weighted shared outstanding in the same period in 2015.

Foreign Currency Impact

Changes in currency exchange rates had no material impact in comparison with the same period in 2015.

* The comparable fourth quarter 2015 and 2015 revenue, cost of revenue, gross profit and operating and net income included in this document relates to Adjusted non-IFRS measures. See "Non IFRS Financial Measures" on page 3 in the Company's press release titled "SodaStream Reports Fourth Quarter 2016 results"

Balance Sheet

At December 31, 2016, the company had cash and bank deposits totaling $57.3 million and no bank debt compared to $34.5 million in cash and $36.8 million in bank debt at December 31, 2015, representing a $59.6 million improvement in its net cash position.

Free cash flow (net cash from operating activities minus capital expenditures) was positive $11.5 million for the fourth quarter 2016 compared to $1.4 million in the fourth quarter 2015 and was positive $56.8 million for 2016 compared to a negative free cash flow of $11.4 million for 2015.

Working capital at December 31, 2016 decreased 11.3% to $124.8 million compared to $140.7 million at December 31, 2015. Inventories at December 31, 2016 decreased 22.1% to $88.0 million compared to $113.0 million at December 31, 2015 driven by increase in demand for company’s products and operational efficiency.

Full year 2016

Non-IFRS to IFRS Bridge

During 2015 the Company recorded exceptional charges of $9.5 million as part of its restructuring and growth plan and presented the full year results excluding these charges on a Non-IFRS basis in addition to IFRS. The full year results for 2016 do not include such exceptional items and they are compared in this document to the Non-IFRS results for 2015. The following table provides the reconciliation of the IFRS to Non-IFRS financial data for 2015 and its comparison summary with the IFRS results for 2016:

	2015			2016
	IFRS	Restructuring	Non-IFRS	IFRS	Increase	Increase
	In Thousands USD					%
Revenue	$413,135	$2,820	$415,955	$476,065	$60,110	14%
Cost of revenue	216,364	(6,698)	209,666	231,087	21,421	10%
Gross profit	196,771	9,518	206,289	244,978	38,689	19%
Operating income	10,241	9,518	19,759	54,472	34,713	176%
Net income for the period	$12,077	$9,518	$21,595	$44,466	$22,871	106%
Basic net income per share	$0.57	$0.45	$1.02	$2.10	$1.08	104%
Diluted net income per share	$0.57	$0.45	$1.02	$2.07	$1.05	102%

Revenue*

Revenue increased 14.5% to $476.1 million from $416.0 million in the same period in 2015. The increase was primarily due to growing consumer demand for sparkling water makers and consumables in the majority of the company’s markets.

Geographical Revenue Breakdown
Adjusted Revenue	Year Ended
	December 31, 2015*	December 31, 2016	Increase	Increase
	In Millions USD			%
Western Europe	$251.5	$286.5	$35.0	14%
The Americas	102.1	114.8	12.7	12%
Asia-Pacific	40.7	49.6	8.9	22%
Central & Eastern Europe, Middle East, Africa	21.7	25.2	3.5	16%
Total	$416.0	$476.1	$60.1	14%

* See comment on page 2

The following table sets forth each region’s contribution to total revenue and a comparison with 2015 (by percentage):

Region	Portion of the Adjusted revenue in year ended
	December 31, 2015*	December 31, 2016
Western Europe	60.5%	60.2%
The Americas	24.5%	24.1%
Asia-Pacific	9.8%	10.4%
Central & Eastern Europe, Middle East & Africa	5.2%	5.3%
Total	100.0%	100.0%

Revenue increased in all regions compared with the prior year. The increase in Western Europe was driven primarily by Germany, Switzerland and Nordics along with growth in most other markets as well. The increase in the Americas came from both Canada and the U.S. The increase in Asia-Pacific was primarily from Japan and South Korea. The increase in CEMEA was primarily from the Czech Republic and Israel. Foreign currency rate changes had a negative impact of approximately $2.7 million on revenue compared to 2015.

Sparkling water maker unit sales increased 22% to 2.9 million compared to 2.4 million, CO2 refill unit sales increased 10% to 29.4 million compared to 26.8 million, and flavor unit sales decreased 2% to 22.0 million compared to 22.3 million in 2015.

Gross Margin*

Gross margin was 51.5% compared to 49.6% in the same period in 2015. The 190 basis point increase in gross margin was mainly due to production optimization in the Lehavim plant and price increases partially offset by higher portion of sparkling water makers in the product mix and a 50 basis points margin decrease due to changes in foreign exchange rates compared with 2015.

Sales & Marketing

Sales and marketing expenses increased to $144.7 million from $138.6 million, but decreased as a percentage of revenue to 30.4% compared to 33.3% of revenue in 2015.

Advertising and promotion expenses were $64.9 million or 13.6% of revenue, compared to $55.1 million or 13.3% of revenue in the same period in 2015.

Other selling expenses were $79.8 million and 16.8% of revenue, compared to $83.5 million and 20.1% of revenue in the same period in 2015, reflecting mainly the logistics and distribution optimization activities that took place during the year.

General & Administrative

General and administrative expenses decreased to $43.5 million, or 9.1% of revenue, compared to $47.3 million, or 11.4% of revenue in the same period in 2015. The decrease is mainly due to a decrease in share-based payment expenses compared to 2015.

Operating Income*

Operating income increased to $54.5 million, or 11.4% of revenue compared to $19.8 million or 4.8% of revenue in 2015 driven by the increase in sales, gross margin improvement and operating expense optimization, partially offset by the impact of approximately $3.9 million from changes in foreign exchange rates compared to 2015.

Tax Expense

Tax expense was $7.9 million representing an effective tax rate of 15.1% compared to $3.0 million or an effective tax rate of 19.9% in the same period in 2015 on an IFRS basis.

Net Income*

Net income on an IFRS basis was $44.5 million, or $2.07 per diluted share, based on 21.5 million weighted shares outstanding, compared to net income on an IFRS basis of $12.1 million, or $0.57 per diluted share, based on 21.1 million weighted shares outstanding in 2015.

 * See comment on page 2

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